Exhibit 99.1

Kenon Investor Conference Call Scheduled for Tuesday, January 9, 2018

Singapore, January 9, 2018. On January 8, 2018, Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) issued a press release entitled: Entity Related to Baoneng Group to Become Controlling Shareholder in Qoros. In that press release Kenon announced that it will be hosting a conference call for investors and analysts on January 9, 2018 starting at 9:00 am Eastern Time to discuss the release. Management will host the call and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

Singapore	3158-3851
US	1-888-4072553
Israel	03-9180644
UK	0-800-9175108
International	+65-3158-3851

At: 9:00 am Eastern Time, 6:00 am Pacific Time, 2:00 pm UK Time, 4:00 pm Israel Time and 10:00 pm Singapore Time.

For those unable to participate, the teleconference will be available for replay on Kenon’s website at http://www.kenon-holdings.com beginning 24 hours after the call.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage development companies. Kenon’s businesses consist of:

•	OPC Energy (76% interest) – a leading owner, developer and operator of power generation facilities in the Israeli power market;

•	Qoros (24% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon remains committed to its strategy to realize the value of its businesses for its shareholders. In connection with this strategy, Kenon may provide its shareholders with direct access to its businesses, which may include spin-offs, listings, offerings, distributions or monetization of its businesses. Kenon is actively exploring various ways to materialize this strategy in a rational and expeditious manner. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Contact Info

Kenon Holdings Ltd.

Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246